13013647

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

SEC
Mail Processing
Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67425

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2012 AND ENDING December 31, 2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VCM Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 21 Fl
(No. and Street)

New York, (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Sipkin (212) 571-0074
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ag 3/12

KW 3/13

OATH OR AFFIRMATION

I, Vinayek K Singh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VCM Securities, LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH SKLOVER
Notary Public - State of New York
NO. 01SK6186302
Qualified in New York County
My Commission Expires 4-28-16

Signature

Chief Executive Officer
Title

Kenneth Sklover
Notary Public

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VCM Securities, LLC

Report on Audit of Statement of Financial Condition
Pursuant to CFTC Regulation 1.16 and
SEC Rule 17a-5 of the
Securities Exchange Act of 1934
For the Year December 31, 2012
SEC File No. 8-67425

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
VCM Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of VCM Securities, LLC, (the Company) as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of VCM Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States.

Other Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is planning to file a uniform request for a broker-dealer withdrawal in 2013 and will discontinue operations as a broker-dealer upon acceptance of the filing. The financial statements are prepared on a "going concern basis" and no adjustment has been made for the realization of assets upon operations ceasing.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 25, 2013

VCM Securities, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS	
Cash and cash equivalents	$ 121,026
Receivables from brokers	3,739
Prepaid expenses	648
Cash deposit with clearing organization	125,000
	$ 250,413
LIABILITIES AND MEMBERS EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 33,866
Loan payable - related party	125,000
Total liabilities	158,866
Member's equity	91,547
Total member's equity	91,547
Total liabilities and member's equity	$ 250,413

See notes to financial statements

VCM Securities, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

VCM Securities, LLC ("VCM" or the "Company"), a single member limited liability company, formed on August 17, 2006 in the State of New York and began limited operations in March 2007. VCM is a wholly-owned subsidiary of Vyapar Capital Market Partners LLC ("Parent"). The Company is primarily engaged in acting as an intermediary facilitating the trading of Corporate Bonds and Weather Commodities between financial institutions. The Company has no retail customer base. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company is also an introducing broker registered with the National Futures Association ("NFA) and Commodity Futures Trading Commission ("CFTC"). The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2012.

The Company is planning to file a uniform request for a broker-dealer withdrawal in 2013 and will discontinue operations as a broker-dealer upon acceptance of the filing. The financial statements are prepared on a "going concern basis" and no adjustment has been made for the realization of assets upon operations ceasing.

Accounting Standards Codification

The Financial Accounting Standards Board ("FASB") issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. This Statement establishes the FASB Accounting Standards Codification ("ASC") as the single source of authoritative United States generally accepted accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City Unincorporated Business Tax.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2012, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Securities Transactions and Commissions Revenues

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintains cash balances with a commercial bank. As of December 31, 2012, amounts on deposit with the bank did not exceed Federal Deposit Insurance Corporation limits.

Significant Credit Risks and Estimates

The Company's clearing agreement provided that its clearing firm, Pershing LLC's credit losses related to unsecured margin accounts receivable of the Company's customers are charged back to the Company.
The Company discontinued its clearing agreement with Pershing in 2013 and no credit losses were incurred.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash equivalents are money market funds.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities

Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with

Pershing. Pershing carries all of the accounts of such customers and maintains and preserves such books and records.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain "adjusted net capital", equivalent to the greater of $45,000 or the sum of 8 percent of customer and 4 percent of noncustomer risk maintenance margin requirements on all positions, as these terms are defined. At December 31, 2012, the Company had net capital of $90,899, which was $80,308 in excess of its required net capital of $10,951 per the SEC and $45,899 in excess of its required capital of $45,000 per the CFTC. The Company had a percentage of aggregate indebtedness to net capital of 174% as of December 31, 2012.

4. RELATED PARTY TRANSACTIONS

In December 2006, VCM entered into a Service Agreement ("Agreement") with its Parent whereby the Parent provides administrative services and support functions to VCM. At December 31, 2012, there was no balance due to Parent for services rendered under the Agreement. During the year December 31, 2012, the Company paid $435,011 under this Services Agreement.

In April 2009, VCM entered into a three year agreement with an entity which is 100% owned by a Director of VCM's Parent Company. Under the terms of this agreement the entity has agreed to underwrite the deposit account (up to $300,000) with the Company's clearing organization. VCM is required to pay an annual 10% facility fee in lieu of interest to the related party entity on amounts drawn down under this agreement. $125,000 has been drawn down and deposited with the clearing organization and the Company paid a facility fee of $11,458 in 2012 which is included in interest cost.

5. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that have occurred after December 31, 2012 that would require recognition or disclosure in the financial statements.